

Mail Stop 3561

May 10, 2018

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
355 South Grand Avenue, Suite 1650
Los Angeles, CA 90071

> **Re:** **HyreCar Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 30, 2018**
> **CIK No. 0001713832**

Dear Mr. Furnari:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Dilution, page 22

1. Refer to the second paragraph where you disclose the historical net tangible book value (deficit) and related per share. Please clarify that the per share deficit is $(0.24) rather than $(0.16), which is inclusive of the convertible preferred stock prior to its automatic conversion into common stock as discussed in the third paragraph regarding disclosure of the pro forma net tangible book value (deficit). In this regard, clarify in the second paragraph that the net tangible book value (deficit) is solely based on the historical

amounts as shown in your balance sheet at page F-3, without giving effect to the preferred stock conversion.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Nimish Patel, Esq.
       Mitchell Silberberg & Knupp LLP